Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

TELUS Corporation (“TELUS”)

555 Robson Street

Vancouver, British Columbia

V6B 3K9

Item 2 Date of Material Change

August 21, 2012

Item 3 News Release

News releases were disseminated via Canada Newswire on August 21, 2012.  A copy of the news release respecting TELUS’ new proposal to exchange its non-voting shares into common shares on a one-for-one basis (the “TELUS Proposal”) is attached hereto as Appendix “A”.

Item 4 Summary of Material Change

On August 21, 2012, TELUS announced that it is calling a class meeting of holders of its non-voting shares (the “Non-Voting Share Meeting”) and a general meeting of TELUS (the “General Meeting”) for purposes of considering the TELUS Proposal, involving the exchange of its issued and outstanding non-voting shares into common shares on a one-for-one basis, to a democratic vote of all its shareholders. Holders of both TELUS’ non-voting shares and common shares as of record on September 4, 2012 are invited to vote on the TELUS Proposal at the Non-Voting Share Meeting and the General Meeting, respectively, planned for October 17, 2012. The TELUS Proposal will require approval from its non-voting and common shareholders, each voting separately as a class. In accordance with applicable corporate law requirements, TELUS is seeking approval from two-thirds of the non-voting share votes cast at the Non-Voting Share Meeting, as the non-voting shares are being exchanged for common shares, and approval by a simple majority of common share votes cast at the General Meeting, as common shares will not see their legal rights change. Once approved, TELUS’ non-voting shares would be exchanged for common shares on a one-for-one basis, making the common shares TELUS’ sole class of issued and outstanding equity securities. Later that day, TELUS also announced that it had rejected a shareholder requisition for a shareholder meeting to consider resolutions to amend TELUS’ articles to enshrine mandatory minimum premiums for common shares in any future share consolidation.

Item 5 Full Description of Material Change

On August 21, 2012, TELUS announced that it is putting the TELUS Proposal, involving the exchange of its issued and outstanding non-voting shares into common shares on a one-for-one basis, to a democratic vote of all its shareholders. Holders of both TELUS’ non-voting and common shareholders are invited to vote on the TELUS Proposal at the meetings of shareholders planned for October 17, 2012 or online via the proxy voting system once the information circular is distributed in advance of the Non-Voting Share Meeting and the General Meeting.

Non-Voting Shareholders and Common Shareholders on record as of September 4, 2012 will be entitled to vote at the Non-Voting Share Meeting and the General Meeting, respectively. The

TELUS Proposal will require approval from its non-voting and common shareholders, each voting separately as a class. In accordance with applicable corporate law requirements, the TELUS Proposal will require approval from two-thirds of the non-voting share votes cast at the Non-Voting Share Meeting, as the non-voting shares are being exchanged for common shares. As common shares will not see their legal rights change, TELUS is seeking approval by simple majority of common share votes cast at the General Meeting. The TELUS Proposal would be completed by way of a court-approved plan of arrangement (the “Arrangement”).

In addition to shareholder and court approvals for the transaction, the listing of the new common shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The NYSE must also approve the listing of the common shares that are currently issued and outstanding.  Provided that those approvals are obtained, TELUS’ common shares would then trade on both the TSX and the NYSE.

Once approved, TELUS’ non-voting shares would be exchanged for common shares on a one-for-one basis, making the common shares TELUS’ sole class of issued and outstanding equity securities. TELUS currently has approximately 175 million common shares and 151 million non-voting shares issued and outstanding, so this would result in the enhanced liquidity and marketability of a single class of approximately 326 million common shares.

A special committee of TELUS’ Board of Directors has considered the implications of the TELUS Proposal. Scotia Capital served as the independent financial advisor to assist this committee in evaluating the TELUS Proposal. After careful review, Scotia Capital provided an opinion that a one-for-one exchange ratio is fair, from a financial point of view, to holders of both common shares and non-voting shares, respectively.

After considering the recommendation of the special committee and Scotia Capital, TELUS’ Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair to all shareholders. Accordingly, it is recommending that shareholders approve the Arrangement.

The required information for shareholders to consider the TELUS Proposal and to vote on the Arrangement will be contained in an information circular mailed or distributed electronically to common and non-voting shareholders in advance of the Non-Voting Share Meeting and the General Meeting. This information circular will also be available at that time on the Company’s website at telus.com/investors and also at www.sedar.com.

Later in the day on August 21, 2012, TELUS announced it was rejecting New York hedge fund Mason Capital’s August 2, 2012 requisition for a meeting of common shareholders to consider resolutions amending TELUS’ articles to enshrine mandatory minimum premiums for common shares in any future share consolidation. TELUS’ Board of Directors carefully reviewed Mason Capital’s requisition, found it was anti-democratic and invalid and therefore concluded unanimously to reject it.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Monique Mercier, Senior Vice President, Chief Legal Officer and Corporate Secretary of the Issuer, who is knowledgeable about the details of the material change and may be contacted at (604) 432-2151.

Item 9 Date of Report

August 24, 2012.

Appendix A

See attached.

News Release

August 21, 2012

TELUS putting share exchange proposal to democratic shareholder vote

Proposal to require majority common and two thirds non-voting shareholder approval

Vancouver, B.C. — TELUS is putting a new proposal to exchange its non-voting shares into common shares on a one-for-one basis to a democratic vote of all its shareholders.

Holders of both TELUS non-voting and common shares are invited to vote on the proposal at a meeting of shareholders planned for October 17, 2012 or online via the proxy voting system once the information circular is distributed in advance of the meeting. Shareholders on record as of September 4 will be entitled to vote at the meeting. TELUS’ proposal will require approval from its non-voting and common shareholders, each voting separately as a class. In accordance with applicable corporate law requirements, the TELUS proposal will require approval from two-thirds of its non-voting share votes cast at the meeting, as the non-voting shares are being exchanged for common shares. As common shares will not see their legal rights change, TELUS is seeking approval by a simple majority of common share votes cast at the meeting.

“With this proposal we are responding to the overwhelmingly positive support from shareholders since we introduced our first proposal to convert non-voting shares into common shares in late February,” said Darren Entwistle, TELUS President and CEO. “Excluding Mason Capital, proxies representing 92.4 per cent of total shares received were in favour of our first proposal before we withdrew it in May. At that time we pledged to introduce another proposal for a one-for-one exchange in due course, and we are fulfilling that promise with today’s announcement.”

“We strongly believe this proposal is fair to all shareholders, widely supported by shareholders with a true economic stake in TELUS, and consistent with the principles of good corporate governance,” Mr. Entwistle added.

Once approved, TELUS non-voting shares would be exchanged for common shares on a one-for-one basis, making common shares TELUS’ sole class of issued and outstanding equity securities. TELUS currently has approximately 175 million common shares and 151 million non-voting shares issued and outstanding, so this would result in the enhanced liquidity and marketability of a single class of approximately 326 million common shares. Upon approval, common shares will be listed on the New York Stock Exchange (NYSE) for the first time.

Process

The required information for shareholders to consider this proposal and to vote on the special resolution to approve the Arrangement will be contained in an information circular mailed or distributed electronically to common and non-voting shareholders in advance of the meeting of shareholders. This information circular will also be available at that time on the Company’s website at telus.com/investors.

In addition to shareholder and court approvals for the transaction, the listing of the new common shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (TSX) and the NYSE.  Provided those approvals are obtained, TELUS’ common shares would then trade on both the TSX and the NYSE.

A special committee of TELUS’ Board of Directors has considered the implications of this share exchange. Scotia Capital served as the independent financial advisor to assist this committee in evaluating the proposal. After careful review, Scotia Capital provided an opinion that a one-for-one exchange ratio is fair, from a financial point of view, to holders of both common shares and non-voting shares, respectively.

After considering the recommendation of the special committee and Scotia Capital, TELUS’ Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair to all shareholders. Accordingly, it is recommending that shareholders approve the share exchange.

Shareholders with shares on loan under securities lending programs should ensure that they recall their shares by the September 4 meeting record date in order to vote.

Background

TELUS’ dual class share structure was designed more than a decade ago when TELUS’ predecessor companies — BC TELECOM and TELUS Alberta — merged. At the time, BC TELECOM had a majority non-Canadian shareholder — GTE, now Verizon — and so the company created non-voting shares so that the merged company would comply with federal telecommunications legislation, which restricts foreign ownership to no more than 33.3 per cent of voting shares. Verizon subsequently divested its shares in the company, significantly reducing foreign ownership in the company.

Earlier this year in response to shareholder interest in the increased liquidity and marketability that having just one common share class would create, TELUS’ Board of Directors formed a special committee which asked independent financial advisor Scotia Capital to review a share conversion proposal and advise whether and how to proceed. Scotia recommended TELUS proceed with the conversion, and that a one-for-one conversion ratio was fair for all shareholders and the best way to proceed.

TELUS announced the share conversion proposal to shareholders on February 21, and the trading value of both share classes immediately increased — a key indication of widespread support from the holders of both share classes. As of August 20, TELUS’ common shares have appreciated by 15 per cent since February 21, the non-voting shares by 17 per cent, despite the TSX index declining four per cent in the same time period.

A number of corporate governance advocates have supported TELUS’ proposal as good corporate governance, including both leading independent proxy advisory firms, ISS and Glass

Lewis, which recommended that both common and non-voting shareholders vote in favour of the original one-for-one exchange proposal.

Following the proposal’s publication, Mason Capital quietly acquired approximately 19 per cent or approximately 33 million TELUS common shares, while simultaneously selling short nearly the same number of non-voting and common shares. Mason was voting $1.9 billion worth of TELUS common shares with only an estimated $25 million net economic stake. This discredited ‘empty voting’ strategy gave Mason far more voting weight than its minimal economic investment in the company should allow. Mason opposed the proposal in an effort to profit from its short trades by widening the spread between the trading price of the two share classes — an interest at odds with other shareholders. Accordingly, TELUS withdrew the proposal since the empty voting tactics of Mason and absence of regulatory oversight of the practice made it apparent that a vote on the proposal at TELUS’ 2012 May Annual Meeting would not succeed. Subsequently, Mason disclosed in July that its TELUS common share position was just under 20 per cent.

Mason, which previously indicated it had a long-term interest in TELUS and has subsequently backed away from that position, has continued to make numerous attempts to widen the share price spread, which is directly contrary to the interests of shareholders with a true economic interest in the company.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that the final court order in respect of the Arrangement will be granted. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com

News Release

August 21, 2012

TELUS rejects Mason Capital’s anti-democratic and invalid requisition

Vancouver, B.C. — TELUS is rejecting New York hedge fund Mason Capital’s August 2 requisition for a meeting of common shareholders to consider resolutions amending TELUS’ articles to enshrine mandatory minimum premiums for common shares in any future share consolidation.

“TELUS’ Board of Directors carefully reviewed Mason’s requisition, and we found it both anti-democratic and invalid and therefore concluded unanimously to reject it,” said Brian Canfield, Chair of the Board. “Simply put, Mason’s request would have imposed constraints on non-voting shares without giving holders of those shares a say. That is simply wrong.”

Darren Entwistle, TELUS President and CEO, added, “Mason Capital’s ongoing efforts to frustrate TELUS’ share collapse are clearly rooted in their desire to profit from their hedging approach, and not from an interest in supporting TELUS’ efforts to create value for shareholders.”

TELUS announced a share conversion proposal to shareholders on February 21. Following that announcement Mason Capital quietly acquired approximately 19 per cent or approximately 33 million TELUS common shares, while simultaneously selling short nearly the same number of non-voting and common shares. Mason was voting $1.9 billion worth of TELUS common shares with only an estimated $25 million net economic stake. This discredited ‘empty voting’ strategy gave Mason far more voting weight than its minimal economic investment in the company should allow. Mason opposed the proposal in an effort to profit from its short trades by widening the spread between the trading price of the two share classes — an interest at odds with other shareholders. Accordingly, TELUS withdrew the proposal since the empty voting tactics of Mason and absence of regulatory oversight of the practice made it apparent that a vote on the proposal at TELUS’ 2012 May Annual Meeting would not succeed. Subsequently, Mason disclosed in July that its TELUS common share position was just under 20 per cent.

Mason, which previously indicated it had a long-term interest in TELUS and has subsequently backed away from that position, has continued to make numerous attempts to widen the share price spread, which is directly contrary to the interests of shareholders with a true economic interest in the company.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that our rejection of Mason Capital’s requisition will not be challenged in court. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com